Exhibit 4.1

Amendments to Winston Hotels, Inc.
Stock Incentive Plan

Adopted by the Board of Directors on August 5, 2003

      1. Article I of the Winston Hotels, Inc. Stock Incentive Plan (the Plan) is hereby amended by adding the following definition:

         Deferred Benefit means the benefit payable from the “Company Stock Account” in the Winston Hotels, Inc. Executive Deferred Compensation Plan by virtue of a Participant’s election to defer all or part of a Stock Award, including the portion of such benefit attributable to the deferral of “Dividend Equivalents” pursuant to the Winston Hotels, Inc. Executive Deferred Compensation Plan.

      2. Article I of the Plan is further amended by revising the definition of the term “Stock Award” to read as follows:

         Stock Award means Common Stock awarded to a Participant under Article IX, including shares that are Restricted Stock, or in accordance with an award of Performance Shares or in settlement of a Deferred Benefit.

      3. Article V is hereby amended by adding the following sentence at the end thereof:

         In connection with the Participant’s election of a Deferred Benefit, the number of shares of the Stock Award covered by the election shall be transferred to the Winston Hotels, Inc. Stock Compensation Trust on the date such election is effective.